[BCE INC. LOGO]

News Release
For immediate release

BCE Issues Statement

MONTREAL, Quebec, December 14, 2007 – BCE Inc. (TSX, NYSE: BCE) is today issuing a statement in response to certain rumours in the market regarding the status of its definitive agreement to be acquired by an investor group led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, Providence Equity Partners Inc. and Madison Dearborn Partners, LLC (the Investor Group).

While it is BCE’s policy not to comment on market rumours or speculation, in the interest of its shareholders, the company is today confirming that neither BCE nor its Board of Directors is involved in any discussions regarding any renegotiation of any of the terms of the definitive agreement entered into on June 29, 2007.

Under the terms of the definitive agreement, the Investor Group has agreed to acquire all of BCE’s outstanding common shares for $42.75 per share in cash and all of BCE’s outstanding preferred shares at prices set out in the definitive agreement.

About BCE Inc.

BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. BCE also holds an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements relating to the proposed acquisition of BCE and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements.

The completion of the proposed acquisition is subject to a number of terms and conditions, including, without limitation: (i) approval of the CRTC, Industry Canada and other applicable governmental authorities, (ii) necessary court approval, and (iii) certain termination rights available to the parties under the definitive agreement dated June 29, 2007 governing the terms of the transaction. These approvals may not be obtained, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the definitive agreement may exercise their termination rights, in which case the proposed acquisition could be modified, restructured or terminated, as applicable. Failure to complete the proposed acquisition could have a material adverse impact on the market price of BCE’s shares. In addition, depending on the circumstances in which the acquisition is not completed, BCE could have to pay significant fees and costs as directed by the purchaser, in addition to its own costs incurred in connection with such activities completed to date.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. However, we disclaim any intention and assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed acquisition. For additional information with respect to certain of these and other assumptions and risks, please refer to the definitive agreement dated June 29, 2007, as well as BCE’s 2007 Second Quarter MD&A dated July 31, 2007, BCE’s 2007 Third Quarter MD&A dated November 6, 2007 and BCE’s management proxy circular dated August 7, 2007, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.

For inquiries, please contact:

Pierre Leclerc Bell Canada, Media Relations 514 391-2007 1 877 391-2007	Thane Fotopoulos BCE, Investor Relations 514 870-4619 thane.fotopoulos@bell.ca

pierre.leclerc@bell.ca